Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Roman DBDR Tech Acquisition Corp. II (the “Company”) on Form S-1, of our report dated February 1, 2021, except for the effects of the warrant liability discussed in Notes 2 and 7 and the second paragraph in Note 9, as to which the date is June 8, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Roman DBDR Tech Acquisition Corp. II as of January 22, 2021 and for the period from January 19, 2021 (inception) through January 22, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

October 22, 2021